1615 L Street, N.W., Suite 1200 Washington, DC 20036 202-466-6300 • Fax 202-463-0678

STACY H. WINICK

202.955.7040

swinick@bellboyd.com

Direct Fax: 202.835.4138

VIA EDGAR

February 27, 2008

Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549

Re:	Pearl Mutual Funds
(File Nos. 333-53390 and 811-10261)

Ladies and Gentlemen:

On behalf of Pearl Mutual Funds (the “Trust”), we enclose the following documents for filing pursuant to Rule 17g-1(g)(1) under the Investment Company Act of 1940:

1.	One copy of the Trust’s amended fidelity bond issued by Cincinnati Insurance Company (the “Bond”) covering the one-year period beginning December 31, 2007 (attached as Exhibit A);

2.	One copy of the resolutions adopted by the Trust’s board of trustees on September 24-25, 2007, including all of the trustees who are not “interested persons” of the Trust, approving the amount, type, form and coverage of the bond and the portion of the premiums to be paid by the Trust (attached as Exhibit B); and

3.	One copy of the Fidelity Bond Allocation Agreement dated June 27, 2006 among the Trust, Pearl Management Company and Pearl Management Company Retirement Plan (attached as Exhibit C).

The bond was prepaid for a term of one year beginning December 31, 2007.

If you have any questions or require additional information, please contact me at 202-955-7040.

Very truly yours,

/s/ Stacy H. Winick

Stacy H. Winick

cc: Robert H. Solt (w/encls.)

chicago • washington